Mail Stop 4561

April 13, 2007

By U.S. Mail and facsimile to: (212) 558-3588

Mr. Carl Krasik
Mellon Financial Corporation
One Mellon Center
500 Grant Street
Pittsburgh, PA 15258

Mr. John M. Liftin
The Bank of New York Company, Inc.
One Wall Street
New York, NY 10286

> **Re: The Bank of New York Mellon Corporation**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed April 2, 2007**
> **File No. 333-140863**

Dear Mr. Krasik and Mr. Liftin:

    We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Mr. Carl Krasik
Mellon Financial Corporation
Mr. John M. Liftin
The Bank of New York Company, Inc.
April 13, 2007
Page 2

General

1.   We note your response to our former comment 3, we cannot concur that investors
        will find this analysis immaterial, please disclose the information contained in the
        "Sensitivity Analysis."

Summary, page 1

2.   Please provide aggregate numbers for the benefits to officers and directors under
        the subheading "Certain Executive Officers and Directors" on page 6.

Background of the Transaction, page 34

3.   Please revise to disclose the negotiation of the principal terms of the transaction,
        including pricing.

Bank of New York's Reasons, page 40

4.   We note your response to our former comment 9 and the disclosure that
        management has evaluated the analysis of Goldman Sachs in its entirety;
        however, in order to justify the Board's recommendations to shareholders, the
        Board must acknowledge each line item presented in the prospectus that conflicts
        with its recommendation and explain to shareholders why it is recommending the
        transaction in spite of such data. Therefore we reissue our former comment 9.

Mellon's Reasons for the Transaction, page 44

5.   We note your response to our former comment 11 and the disclosure that
        management has evaluated the analysis of UBS and Lazard in its entirety;
        however, in order to justify the Board's recommendations to shareholders, the
        Board must acknowledge each line item presented in the prospectus that conflicts
        with its recommendation and explain to shareholders why it is recommending the
        transaction in spite of such data. Therefore we reissue our former comment 11.

Mr. Carl Krasik
Mellon Financial Corporation
Mr. John M. Liftin
The Bank of New York Company, Inc.
April 13, 2007
Page 3

Opinion of Bank of New York's Financial Advisor, page 72

6.   We note your response to our former comment 14; however, you have not addressed the total compensation paid to Goldman Sachs and its affiliates by Bank of New York and its affiliates in the past two years. Therefore, we reissue comment 14 requesting that you disclose the total compensation and not just fees paid in connection with investment banking services.

Summary of Joint Financial Analyses of Mellon's Financial Advisors, page 73

7.   We note your response to our former comment 15; however, you have not addressed the total compensation paid to UBS and its affiliates and Lazard and its affiliates by Mellon and its affiliates in the past two years. Therefore, we reissue comment 15 requesting that you disclose the total compensation and not just fees paid in connection with investment banking services.

Comparison of Shareholders' Rights, page 100

8.   We note your response to our former comment 19; however, you have failed to revise the disclosure in the second paragraph of page 100, as requested, by removing the qualification by reference. Please revise this disclosure accordingly.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

Mr. Carl Krasik
Mellon Financial Corporation
Mr. John M. Liftin
The Bank of New York Company, Inc.
April 13, 2007
Page 4

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Mr. Carl Krasik
Mellon Financial Corporation
Mr. John M. Liftin
The Bank of New York Company, Inc.
April 13, 2007
Page 5

Please contact Kathryn McHale at (202) 551-3464 or me at (202) 551-3698 with any questions.

Sincerely,

Mark Webb
Legal Branch Chief

cc: H. Rodgin Cohen
Mitchell S. Eitel
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004